Bit Origin Ltd

27F, Samsung Hub

3 Church Street Singapore 049483

T: 347-556-4747

September 10, 2024

Division of Corporation Finance

Office of Crypto Assets

U.S. Securities and Exchange Commission

Washington, DC 20549

Attn: Irene Paik, Justin Dobbie

Re:	Bit Origin Ltd Registration Statement on Form F-3 Filed August 13, 2024 File No. 333-281518

Dear Sir or Madam,

This letter is in response to your letter on August 20, 2024, in which you provided comments to the Registration Statement on Form F-3 of Bit Origin Ltd. (the “Company”) filed with the U.S. Securities and Exchange Commission on August 13, 2024. On the date hereof, the Company has submitted Amendment No. 1 to the Registration Statement on Form F-3 (“F-3/A”). We set forth below in bold the comments in your letter relating to the Registration Statement followed by our responses to the comments.

Registration Statement on Form F-3

General

1.	With respect to the up to 37,072,085 ordinary shares issuable upon the conversion of the Additional Notes, it does not appear that a completed private placement has occurred prior to filing this registration statement. In this regard, we note your disclosure on page 21 that "[s]ubject to satisfaction (or waiver) of certain conditions, the Selling Shareholder has the right, but not the obligation, under the December 2023 Securities Purchase Agreement to purchase, and to require the Company to sell to the Selling Shareholder, such Additional Notes, in the same form of the Initial Note, up to the original principal amount of $18,000,000 at such additional closings." Please provide your analysis explaining how the Selling Shareholder is irrevocably bound to purchase a set number of securities for a set purchase price at the time of filing this registration statement. In your analysis, please consider the guidance set forth in Securities Act Sections Compliance and Disclosure Interpretations Questions 134.01 and 139.11.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we have removed the up to 37,072,085 shares from the registration statement.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ Jinghai Jiang
Chairman of the Board and Chief Executive Officer